Filing pursuant to Rule 424(b)(2)

Registration Statement No. 333-117230

PROSPECTUS SUPPLEMENT
To Prospectus dated March 30, 2005

4,000,000 Shares of Common Stock
and Warrants for the purchase of up to 1,500,000 Shares of Common Stock

          We are offering 4,000,000 shares of our common stock and warrants to purchase up to an additional 1,500,000 shares of common stock to selected institutional investors pursuant to this prospectus supplement. The shares of common stock and warrants will be sold in units, each unit consisting of one share of our common stock and a warrant to purchase 0.375 shares of our common stock. The shares of common stock and warrants are immediately separable.

          Our common stock trades on the Nasdaq National Market under the symbol “EMIS.” On March 30, 2005, the last reported sales price of our common stock was $3.85 per share.

          Harris Nesbitt Corp. has agreed to act as placement agent for the sale of the units. The placement agent is not required to sell any specific number or dollar amount of our securities, but will use its best efforts to arrange for the sale of all of the units.

          Investing in our securities involves risks. “Risk Factors” begin on page 7 of the accompanying prospectus.

	Per Unit	Total

Public offering price	$3.93500	$15,740,000
Placement agent’s fee	$0.07083	$283,320
Proceeds to us (before expenses)	$3.86417	$15,456,680

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

HARRIS NESBITT CORP.

As Placement Agent

The date of this prospectus supplement is March 31, 2005.

          You should read this prospectus supplement along with the accompanying prospectus carefully before deciding to invest in our securities. These documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the securities offered hereby and the accompanying prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with any other information.

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SUMMARY

          This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common shares. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section beginning on page 7 of the accompanying prospectus.

About Emisphere Technologies, Inc.

          Emisphere Technologies, Inc. is a biopharmaceutical company developing products using its proprietary eligen® drug delivery technology.  We apply this technology to orally administer therapeutic macromolecules that are not currently available in oral form.  We believe that our drug delivery technology may lead to greater patient convenience and compliance, and in some cases, improved therapies.  As of December 31, 2004, we have 77 patents issued and 71 applications pending in the United States, and patent and patent applications covering product candidates in the anticipated markets for such products.

          We have product candidates in development across a broad range of therapeutic areas, including cardiovascular disease, diabetes, osteoporosis, growth disorders, asthma and allergies, obesity and infectious diseases.  Also, we have partnerships with world-leading pharmaceutical companies.  To date, we have devoted substantially all of our efforts and resources to research and development and have not generated sales of any of our products.

The Offering

Number of shares of common stock offered in this offering	4,000,000 shares

Number of warrants offered in this offering	Warrants to purchase up to 1,500,000 shares of common stock

Number of shares of common stock to be outstanding after this offering	23,201,522 shares

Use of proceeds

We intend to use approximately $13 million of the net proceeds from this offering to make certain debt payments to Elan International Services, Ltd.  The remainder of the net proceeds shall be used as described in the section entitled Use of Proceeds below

Nasdaq National Market symbol	EMIS

          The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of March 29, 2005, and does not include:

•	5,771,239 shares of common stock issuable upon exercise of stock options and warrants outstanding as of that date; and

•	1,670,625 shares of common stock available as of that date for future grant or issuance pursuant to our option plans.

FORWARD-LOOKING STATEMENTS

          Except for any historical information contained herein, the matters discussed in this prospectus supplement and the accompanying prospectus contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and phrases, including references to assumptions. These forward-looking statements, including current trend information, projections for future business activities and other trend projections, involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this prospectus.

          If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this prospectus, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this prospectus.

          In this prospectus supplement and in the accompanying prospectus, except as specified otherwise or unless the context requires otherwise, “we,” “us,” “our,” the “Company” and “Emisphere” refer to Emisphere Technologies, Inc. and its subsidiaries. All references to “fiscal” in connection with a year shall mean the year ended December 31.

USE OF PROCEEDS

          We expect the net proceeds from the sale of the securities offered under this prospectus supplement to be approximately $15.3 million, after deducting placement agency fees and the other expenses of this offering.  We intend to use approximately $13 million of such net proceeds in order to make certain debt payments to Elan International Services, Ltd.  We intend to use the balance of such net proceeds for general corporate purposes, including further development of our lead clinical programs, capital expenditures and to meet working capital needs.  We have limited capital resources.  Operations to date have been funded with the proceeds from collaborative research agreements, public and private equity and debt financings and income earned on investments.  These conditions raise substantial doubt about our ability to continue as a going concern.

DESCRIPTION OF WARRANTS AND LETTER AGREEMENT

           Each warrant represents the right to purchase 0.375 shares of common stock at an initial exercise price equal to $4.00 per share on or after March 31, 2005 through and including March 31, 2010.  The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits and combinations of our common stock, as well as weighted average antidilution adjustment provisions with a floor at $3.81.  We will provide notice to holders of the warrants to provide such holders with a practical opportunity to exercise their warrants and hold common stock in order to participate in or vote on the following corporate events:

•	if we declare a dividend or distribution of cash, securities or other property in respect of our common stock;

•

if we authorize, approve, or enter into any agreement contemplating or soliciting approval for a merger, sale or similar transaction pursuant to which common stock is converted or exchanged for cash, securities or property; or

•	if we authorize our voluntary dissolution, liquidation or winding up of affairs.

          Holders of the warrants may exercise their warrants to purchase shares of our common stock for cash or by surrender of shares underlying the warrant having a fair market value equal to the exercise price. We provide certain buy-in rights to a holder if we fail to deliver the shares of common stock underlying the warrants by the third trading day after the date on which delivery of such stock certificate is required by the warrant. The buy-in rights apply if after such third trading day, but prior to cure by us, the holder purchases (in an open market transaction or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of the warrant shares that the holder anticipated receiving from us upon exercise of the warrant.  In this event, at the request of and in the holder’s discretion, we will either:

•

pay cash to the holder in an amount equal to the buy-in price, meaning the holder’s total purchase price (including brokerage commissions, if any) for the shares of common stock so purchased less the aggregate exercise price, at which point our obligation to deliver such stock certificate (and to issue such shares of common stock underlying the exercised warrants) terminates; or

•

promptly deliver to the holder a certificate or certificates representing the shares of common stock underlying the exercised warrant and pay cash to the holder in an amount equal to the excess (if any) of the buy-in price over the product of (A) such number of shares of common stock, times (B) the closing price of our common stock on the date of the event giving rise to our obligation to deliver such certificate.

          The shares of common stock issuable on exercise of the warrants will be, when issued in accordance with the warrants, duly and validly authorized, issued and fully paid and non-assessable. At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

           In connection with the offering of the shares and warrants, we have or will enter into a letter agreement providing each purchaser with certain rights to require that we enter into a customary registration rights agreement should the purchaser become an affiliate of Emisphere Technologies, Inc., and with certain preemptive rights on future equity financings.

PLAN OF DISTRIBUTION

          Harris Nesbitt Corp., referred to as the placement agent, has entered into a placement agency agreement with us in which it has agreed to act as placement agent in connection with the offering. The placement agent is using its best efforts to introduce us to selected institutional investors who will purchase the securities. The placement agent has no obligation to buy any of the securities from us nor is the placement agent required to arrange the purchase or sale of any specific number or dollar amount of securities, but has agreed to uses reasonable best efforts to arrange for the sale of all of the securities.

          We have agreed to indemnify the placement agent and other persons against specific liabilities under the Securities Act of 1933, as amended. The placement agent has informed us that it will not engage in overallotment, stabilizing transactions or syndicate covering transactions in connection with the offering.

          We have agreed to pay the placement agent a fee equal to 1.8 percent of the proceeds of this offering. The following table shows the per unit and total commissions we will pay to the placement agent in connection with the sale of the securities offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the securities offered hereby.

Per unit	$0.07083
Total	$283,320

          The maximum commission or discount to be received by any member of the National Association of Securities Dealers, Inc. or independent broker-dealer will not be greater than eight percent of the initial gross proceeds of any security being sold.

          This is a brief summary of the material provisions of the placement agency agreement and does not purport to be a complete statement of its terms and conditions. A copy of the placement agency agreement will be filed with the SEC and incorporated by reference into the registration statement of which this prospectus supplement forms a part. See “Where You Can Find More Information” on page 46 of the accompanying prospectus.

LEGAL MATTERS

          Proskauer Rose LLP, New York, New York, will pass on the validity of the issuance of the securities offered hereby.  Morrison & Foerster LLP, New York, New York will pass upon certain matters for the placement agent.